

July 13, 2015

Thomas C. Ennis
Chief Executive Officer
Amplify Snack Brands, Inc.
500 West 5th Street, Suite 1350
Austin, TX 78701

> **Re: Amplify Snack Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 26, 2015**
> **File No. 333-205274**

Dear Mr. Ennis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   Please revise to clarify that the phrase "Better-For-You" is an industry term and not defined by the Food and Drug Administration.

2.   Please revise to enhance your summary section by briefly summarizing and explaining the payments to be made under the tax receivable agreement. Please also disclose the range of the future payments that you expect to pay under the agreement to the unitholders of Topco, the anticipated timing of the payments and how you intend to fund the required payments.

Tax Receivable Agreement, page 51

3.   Please revise to disclose the duration of the term of the tax receivable agreement and clarify whether your obligations under such agreement will be modified based on your ability to generate net income. Please also revise the related risk factor on page 39 accordingly. Lastly, please file the tax receivable agreement and your outstanding exhibits. We may have additional comments upon review.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 68

Contractual Obligations and Other Commitments, page 98

4.   We have reviewed your response to prior comment 11. We note your disclosure that the pre-paid portion of the Founder Contingent Compensation is not included in the table. Please expand your disclosure to explain why the amounts that will be accrued as of December 31, 2015 and are expected to be paid in 2016 are not included in the table.

Condensed Consolidated Balance Sheets, page F-31

5.   Please revise the footnote disclosure related to your supplemental pro forma balance sheet to explain that the information presented also reflects debt incurred to finance the May 2015 special dividend.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844, or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief